                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                                      Commission File No. 0-9964
                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): _X_Form 10-KSB ___Form 20-F ___Form 11-K __ Form 10-QSB ___Form
N-SAR


                    For Period Ended: March 31, 1996
                    ( ) Transition Report on Form 10-K
                    ( ) Transition Report on Form 20-F
                    ( ) Transition Report on Form 11-K
                    ( ) Transition Report on Form 10-Q
                    ( ) Transition Report on Form N-SAR
                    For the Transition Period
                    Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: BESICORP GROUP INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 1151 Flatbush Road

City, State and Zip Code: Kingston, New York 12401


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

__X__ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
__X__ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
_____ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-KSB for the year ended March 31, 1996 could not be filed within the prescribed time period as a result of the impact to the Company of compliance with subpoenas served by the U. S. Attorney's office for the production of documents before a U. S. Grand Jury in White Plains, NY. The same personnel who are responsible for filing the Company's Form 10-KSB were required to produce documents in compliance with the subpoenas. The Company requested, but the U. S. Attorney's office would not grant, relief from the deadline for compliance with the subpoenas to permit timely filing of the Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Michael J. Daley Telephone Number: 914-336-7700

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ___X___Yes _____No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ____X__Yes ______No

If so, state an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Company is currently estimating a net loss for the year ended March 31, 1996 in the range of $2,500,000 as compared to a net loss for the year ended March 31, 1995 of $367,077.



Name of Registrant as Specified in Charter: BESICORP GROUP INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                     /s/ Michael J. Daley
Date: June 28, 1996                  By: Michael J. Daley
                                     Vice President, Chief Financial Officer,
                                     Corporate Secretary